UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42723

Grande Group Limited

(Registrant’s Name)

Suite 2701, 27/F., Tower 1,

Admiralty Center, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “we,” “us” and “our” refer to Grande Group Limited, and its subsidiaries.

Entry into a Material Definite Agreement

On July 16, 2026, the Company entered into a ordinary share purchase Agreement (the “SPA”) with White Lion Capital, LLC, a Nevada limited liability company (the “Investor”). Pursuant to the SPA, the Company may issue and sell to the investor, from time to time and within 36 months from the execution date, up to 40,000,000 in aggregate gross purchase price of newly issued Class A ordinary shares of the Company (the “Ordinary Shares”).

The Company shall have the right, but not the obligation, to require the Investor, by its delivery to the Investor of a purchase notice, to purchase the Ordinary Shares. The purchase price of the Ordinary Shares is determined according to the mechanism under the SPA, making reference to, among others, the average of the four lowest traded prices of the Ordinary Shares during the rapid valuation period; or 97% of the lowest daily volume-weighted average price of the Ordinary Shares during the VWAP purchase valuation period.

Pursuant to the SPA, on the same date, the Company also executed a registration rights agreement (the “RRA”) with the Investor. Pursuant to the RRA, the Company shall, no later than 30 calendar days following the date on which the Company files its Form 20-F for the fiscal year ended March 31, 2026, file with the Securities and Exchange Commission an initial registration statement on Form F-1 or Form F-3, registering the resale by the Investor of the maximum number of registrable securities as permitted.

The foregoing descriptions of the SPA and RRA do not purport to be complete and is qualified in their entirety by reference to the SPA and RRA, respectively, which are filed as Exhibit 10.1 and 10.2 hereto, respectively, and each of which incorporated herein by reference.

Exhibits.

Exhibit No.	Description
10.1	Form of Ordinary Share Purchase Agreement between the Company and White Lion Capital, LLC
10.2	Form of Registration Rights Agreement between the Company and White Lion Capital, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grande Group Limited

Date: July 20, 2026	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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